EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Clearly Canadian Beverage Corporation

We consent to the use of our report dated November 23, 2006, with respect to the consolidated statements of operations, changes in shareholders’ equity and cash flows of Clearly Canadian Beverage Corporation for the year ended December 31, 2003, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated November 23, 2006 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, has an accumulated deficit and a working capital deficit, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Chartered Accountants
Vancouver, British Columbia

February 27, 2007